

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Mr. Gene S. Bertcher
Executive Vice President and Chief Financial Officer
Transcontinental Realty Investors, Inc.
1800 Valley View Lane, Suite 300
Dallas, TX 75234

  Re: **Transcontinental Realty Investors, Inc.**
    Form 10-K for the Year Ended December 31, 2009
    Form 10-Q for the Period Ended March 31, 2010
    File No. 1-09240

Dear Mr. Bertcher:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Daniel L. Gordon
         Branch Chief